EXHIBIT 97.1
SANMINA CORPORATION

POLICY FOR REIMBURSEMENT OF INCENTIVE PAYMENTS

(As amended by the Compensation Committee of the Board of Directors on September 11, 2023)

WHEREAS, effective October 2, 2023, the SEC and the Nasdaq Global Market have adopted rules implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which provide that the Company will recover incentive-based compensation received by current or former executive officers as a result of the release of financial results that are required to be restated within a three-year period due to the Company’s material non-compliance with any financial reporting requirement under the securities laws; and

WHEREAS, the Compensation Committee of the Board of Directors of the Company (the “Committee”) wishes to adopt a policy that complies with such enacted rules with respect to incentive compensation paid to Company Executives.

NOW THEREFORE BE IT RESOLVED, that, effective October 2, 2023, the Company shall, to the fullest extent permitted by applicable law, recover all Excess Incentive Compensation received by an Executive where:

(1)    the payment was predicated upon the Company’s achievement of financial results that were required to be Restated; and

(2)    a lower payment would have been made to the Executive based on the Restatement.

For purposes of this Policy:

(1)    “Excess Incentive Compensation” shall mean the amount by which the value of the Incentive Compensation received by an Executive during the three completed fiscal years preceding the date the Company is required to prepare a Restatement exceeds the value of the Incentive Compensation that would have been paid using the Restated financial results, without regard to any taxes paid by the Executive with respect to such Excess Incentive Compensation;

(2)    “Executive” shall mean (i) any officer of the Company designated by the Board as an “executive officer” under the rules of the Securities and Exchange Act of 1934, (ii) the Principal Accounting Officer, if such position is not also held by the Chief Financial Officer and (iii) such other officers of the Company as are designated by the Committee, who received Incentive Compensation during the period covered by this Policy while serving as an Executive, whether or not such Executive remains

EXHIBIT 97.1
employed by the Company at the time the recovery is sought;

(3)    “Incentive Compensation” shall mean any compensation (whether cash, equity awards or shares of Company stock issued in respect thereof) that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure for fiscal periods that begin on or after October 1, 2023.

(4)    “Restatement” shall mean an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error was corrected in the current report or left uncorrected in the current period. “Restated” shall have a corollary meaning. .

RESOLVED FURTHER, that (i) the Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy and (ii) the proper officers of the Company are authorized and directed to do all things and to execute all documents and agreements with the Executives as they deem to be necessary or appropriate to effect the intent of this policy.

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